Exhibit 99.1

Sundial Growers Enters into a Bid Agreement for Zenabis Global Inc.'s Assets

Sundial enters into an agreement in connection with its secured credit investment to add low-cost indoor cultivation from an EU GMP certified facility enabling international market access

CALGARY, AB, June 20, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced today that, in the context of the initial order pursuant to the Companies' Creditors Arrangement Act (Canada) ("CCAA") pertaining to the Zenabis Group (as defined below) rendered on June 17, 2022, it entered into a purchase agreement, in the form of a "stalking horse bid" (the "Bid Agreement"), pursuant to which the shares of Zenabis Global Inc. and the business and assets of its direct and indirectly wholly-owned subsidiaries (collectively, the "Zenabis Group") would be acquired by Sundial. The Bid Agreement is subject to the approval by the Québec Superior Court supervising the CCAA Proceedings, and to potential alternative bids pursuant to bidding procedures that will follow. All amounts are denominated in Canadian dollars unless otherwise noted. Subject to the Court's approval of the Bid Agreement and of bidding procedures that will be sought on July 5, 2022, the Bid Agreement will set the floor, or minimum acceptable bid, in a sale and investment solicitation process, which is designed to achieve the highest and best offer for the Zenabis Group's business and assets and is under the supervision of Ernst & Young, acting as CCAA Monitor.

The assets covered by the Bid Agreement include the 380,000 square foot indoor growing facility located in Atholville, New Brunswick with an annual production capacity of approximately 46,000 kgs of dried cannabis and 15,000 kgs of extraction capacity. The facility received EU GMP certification, providing a license to the facility to export internationally to Israel, Malta, the United Kingdom, and the EU. Zenabis Group also has a joint venture agreement with ZenPharm Limited, based in Malta, allowing for commercial bulk imports into Malta from the facility in Atholville and subsequent exports of finished medicinal cannabis products to countries of the EU and United Kingdom.  The Bid Agreement also provides for the acquisition of a decommissioned 255,000 sq. ft. indoor facility in Stellarton, Nova Scotia, that was used as a packaging, processing, and value-added cannabis product manufacturing facility.

Based on HEXO Corp.'s ("HEXO") publicly filed financial statements and MD&A, contribution from the Zenabis Group to consolidated net revenue was $11.1 million in the second fiscal quarter of 2022. HEXO's international net revenues increased by 36% to $8.2 million in the second fiscal quarter of 2022 and by 312% relative to the prior year. Zenabis Group's international net revenues consisted of 54% of HEXO's overall international net revenues, increasing by 91% in the second fiscal quarter of 2022 when compared to the prior quarter.

More than 100 employees currently work at the Atholville facility, and Sundial's assessment is that the total capital invested in both the Atholville and Stellarton facilities to date is approximately $108 million. The Atholville facility utilizes state-of-the-art technology, including a fully computerized monitoring system, the latest HPS and LED lighting technology and seed-to-sale tracking systems, and grows several different strains with an extensive library of strains currently under trial which would further enhance Sundial's existing and expanding portfolio.

History of the Investment

In December 2020, Sundial announced the acquisition of a special purpose vehicle (the "Investment") which owned $58.9 million of aggregate principal amount of senior secured debt (the "Senior Loan") of Zenabis Group. On June 1, 2021, HEXO announced it had acquired all the issued and outstanding common shares of Zenabis Global Inc. The Senior Loan remained outstanding following the acquisition by HEXO and bears interest at a rate of 14% per annum in addition to monitoring fees and royalties based on quarterly sales revenue. As at June 16, 2022 the outstanding unpaid principal balance is $51.9 million.

Commenting on the Bid Agreement, Sundial's CEO Zach George said, "We are committed to creating continuity for the Zenabis Group's operations and employees and assisting Zenabis in good faith with its restructuring. This process has just begun, and we will provide more information as it becomes available."

About Sundial Growers Inc.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is reported and analyzed under four segments: Cannabis Production and Cultivation, Cannabis Retail, Liquor Retail, and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects and Grasslands. Sundial is the largest private sector cannabis and liquor retailer in Canada. The Company's retail banners include Spiritleaf, Value Buds, Wine and Beyond, Liquor Depot, and Ace Liquor.

Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on Sundial, please go to www.sndlgroup.com.

Looking-Forward Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, annual production and the potential expansion plans of the Company in Canada and internationally, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Sundial Growers Inc. O: 1.587.327.2017, E: investors@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:21e 20-JUN-22